July 3, 2013

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:	PACCAR Financial Corp.

Form 10-K for the fiscal year ended December 31, 2012

Filed February 27, 2013

File Number: 001-11677

Dear Mr. Pande:

Below is the Company’s response to the Staff’s comments as set forth in your letter dated June 19, 2013, regarding PACCAR Financial Corp.’s (the Company) Form 10-K. For convenience, each of your letter’s comments has been reproduced in italics.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Note A - Significant Accounting Policies - New Accounting Pronouncements, page 35

1.	You disclose that the Company adopted ASU 2011-04 in the first quarter of 2012 and the impact of the adoption reduced the allowance for credit loss for the impaired finance receivables by $2.5 million at March 31, 2012. Please tell us, in more detail, any changes that were made to your fair value measurement methodology upon adoption of ASU 2011-04, the reasons for these changes and the specific guidance relied upon to support these changes. If no changes were made to your methodology, please tell us the reason for the reduction in allowance for credit losses upon adoption of ASU 2011-04.

Response:

The change made in the Company’s fair value methodology upon adoption of ASU 2011-04 was to remove the use of the block discount factor which is prohibited under ASC 820-10-35-36B.

The Company measures impairment of significant specifically evaluated loan and lease accounts by determining the fair value of collateral which generally consists of used trucks. The Company determines the fair value of used trucks from an internal pricing matrix, which is based on the market approach and is considered a Level 2 measurement. The significant observable inputs into the valuation model are recent sales prices of comparable units and the condition of the vehicles. The pricing matrix is reviewed quarterly and updated as appropriate.

Prior to the adoption of ASU 2011-04, the Company’s estimate for the collateral value for impaired large fleet customers was the pricing matrix value less 10%. This discount reflected the estimated sales price required to sell a large number of similar vehicles.

ASC 820-10-35-36B, which was effective upon adoption of ASU 2011-04, specifically prohibits the use of discount factors. Accordingly, the Company eliminated the discount factor from its valuation methodology beginning in the first quarter of 2012. This resulted in an increase in the fair values of the associated collateral by $2.5 million and a reduction in the reserve by the same amount.

Note B - Finance and Other Receivables, page 36

2.	We note your disclosure of the unpaid principal balance of impaired loans on page 39. The disclosure requirements in ASC 310-10-50-15a require you to disclose the recorded investment in impaired loans and the total unpaid principal balance of impaired loans. Please revise future filings accordingly or disclose that the recorded investment is not significantly different than the unpaid principal balance, if appropriate.

Response:

The Company disclosed an unpaid principal balance of impaired loans of $13.7 million. The difference between unpaid principal and recorded investment is accrued interest of $.02 million as shown in the following table (in millions):

Unpaid Principal	$13.65
Accrued Interest	.02

Recorded Investment	$13.67

The Company will revise future filings to disclose that the recorded investment is not significantly different than the unpaid principal balance. If the recorded investment and unpaid principal are significantly different, both amounts will be disclosed.

Note K - Commitments and Contingencies, page 49

3.	You disclose that you do not consider your legal contingencies to be material with respect to the business or financial condition of the Company as a whole. Please revise future filings to disclose:

a.	the amount or range of reasonably possible losses in addition to amounts accrued, or

b.	that reasonably possible losses cannot be estimated, or

c.	that any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Refer to ASC 450-20-50 for guidance.

Response:

In future filings, the Company will revise its disclosure as follows:

The Company is a party to various routine legal proceedings incidental to its business involving the collection of accounts and other matters. The Company believes that any reasonably possible range of losses with respect to these matters in addition to amounts accrued is not material to the Company’s financial statements.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Gary L. Watkins
Gary L. Watkins
Controller
PACCAR Financial Corp.

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